

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Kathryn A. Romano
Chief Accounting Officer
Krystal Biotech, Inc.
2100 Wharton Street, Suite 701
Pittsburgh, PA 15203

> **Re: Krystal Biotech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed Feberuary 27, 2023**
> **File No. 001-38210**

Dear Kathryn A. Romano:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Life Sciences
